Exhibit 10.10

SUPPLY AND EXCLUSIVE LICENSE

AGREEMENT

This Supply and Exclusive License Agreement is made between

Oasmia Pharmaceutical AB (“Licensor”)

a corporation under the laws of Sweden

and having its principal office at

Vallongatan 1, 752 28 Uppsala, Sweden

And

Medison Pharma LTD (“Licensee”)

a corporation under the laws of Israel

and having its principal office at

10 Hashiloach Street, P.O.B 7090 Petach Tikva,

Israel, 49170

and takes effect as of the 9th of May 2011, (the Effective Date).

WHEREAS

-	Licensor has certain worldwide rights to Licensed Technology (hereinafter defined) to the Product (hereinafter defined).

-	Licensee is a company specializing in marketing and distribution of pharmaceutical products and has the competencies and capabilities to market and distribute the Product in the Territory (hereinafter defined).

-	Licensor is desirous of granting to Licensee, and Licensee is desirous of accepting from Licensor, the exclusive rights to sell the Product in the Territory using the Licensed Technology

-	Licensor is desirous of supplying Licensee's requirements of the Product and Licensee is desirous of purchasing the same from Licensor.

1. DEFINITIONS

"Affiliate" shall mean any entity that directly (or indirectly through one or more intermediaries) controls, is controlled by, or is under common control with a Party, and the term "control” means control of (i) more than half of the voting power or issued share capital, or (ii) the control directly or indirectly to direct or cause direction of the management and policies of an entity; and the terms "controls” and "controlled” shall be construed accordingly;

"Agreed Quality" shall have the meaning given in clause 16;

"Agreement" shall mean this Supply and Exclusive License Agreement;

"Binding Purchase Order" shall have the meaning given in clause 13;

“Claim” shall mean any claim, action, demand, proceeding, complaint or other similar action (including, but not limited to, any such claim, action, demand, proceeding, complaint or other similar action by a third party);

"Clinical Trial" shall have the meaning given in clause 3;

"Competent Authorities" shall mean any and all competent and regulatory authorities in each of the countries in the Territory: (i) that are responsible for the regulation of medicinal products intended for human use and responsible for granting any Marketing Authorisation, including but not limited to the European Medicinal Agency (EMA)/European Commission; (ii) all local Medicinal Product Agencies; and (iii) all pricing and reimbursement authorities;

"Confidential Information" shall mean in relation to a Party any secret or proprietary information (whether written or oral and in whatever medium) relating to a Party’s business or of the business of their Affiliates, including Intellectual Property Rights, the Trademark, Know-how, the Improvements, the Product and related developments, other products, substances, customer lists, pricing policies, employment records and policies, operational methods, marketing and strategy plans and policies, product development techniques or plans, regulatory data, data, regulatory applications and dealings, methods of manufacture, technical processes, designs and design projects, inventions and research programmes, trade secrets and other business affairs, and any other information of a confidential nature of the Party or of its Affiliates;

“Current Good Distribution Practice” or “cGDP” shall mean Good Distribution Practice as defined in all applicable legislation and guidelines, including (in respect of countries in the Territory in the EU) directive 94/C 63/03 and associated guidelines;

“Current Good Manufacturing Practice” or "cGMP" shall mean Good Manufacturing Practice for medicinal products as defined in all applicable legislation and guidelines, including (in respect of countries in the Territory in the EU) directive 2003/94/EEC and associated guidelines;

"Data Market Exclusivity" shall mean any data protection, market exclusivity (including but not limited to orphan and paediatric) or any similar protection granted to the Product according to the applicable rules and regulations in the Territory;

"Data Protection Laws" shall mean the data privacy and data protection laws applicable to the Personal Data and activities in relation to such Personal Data;

"Data Provider" shall have the meaning given in clause 7;

"Data Recipients" shall have the meaning given in clause 7;

"Effective Date" shall mean the signing date of this Agreement;

“Fiscal Year” shall mean a period from the 1st January through December 31st in the same year;

"Field" shall mean human therapy;

"Finished Product" shall mean the Product packaged, labelled and released by Licensor according to the specifications approved by Competent Authorities for distribution and sale in each country of the Territory;

"Licensor's Patents" shall mean Patents in the Territory that are owned or controlled by Licensor and that relate to the Product, including its uses and processes for manufacture;

"Improvements" shall mean (a) any change in, or development, improvement or derivative of, or modification to the Licensed Technology or the method of manufacture, processing or use in relation to or application of the Licensed Technology (whether patentable or not), including improvements defined as aforesaid which (i) embody, use or are improvements to or derivatives of Licensed Technology; or (ii) which would infringe any patent or employ any Know-how included in Licensed Technology; or (iii) otherwise relate to the Product; and (b) improvements in or additions to Know-how relating to the Product. "Improvements" shall always exclude data and Information falling within the definition of Regulatory or Clinical Data;

“Indemnitee” shall have the meaning given in clause 22.1.1

“Indemnitor” shall have the meaning given in clause 22.1.1

"Information" means any information, communications or data, in any form, including oral, written, graphic, electro-magnetic, in machine readable form, computerised, or otherwise stored in any media;

"Intellectual Property" shall mean all intellectual property including all patents, trademarks, service marks, registered designs, utility models, design right, database rights, copyright, trade secrets and other confidential information, know-how, and all other intellectual and industrial property and rights of a similar or corresponding nature in any part of the world, whether registered or not or capable of registration or not and including the right to apply for and all applications for any of the foregoing rights, right to claim priority, the right to sue for past infringements and common law or equitable remedies in respect of any of the foregoing rights, and any renewals, extensions or restorations, and divisional, continuation and reissued applications of the foregoing rights (and "Intellectual Property Rights" means rights, title and interest including all moral rights in such Intellectual Property);

"Know-how" shall mean any and all relevant Information, data and/or know-how, related to the Product;

"Licensed Technology" shall mean collectively the Know-how and the Regulatory or Clinical Data owned or controlled by Licensor. ;

“Losses” shall mean losses of whatsoever nature, including damages, payments, penalties, interest, fines and compensation, howsoever they might arise, whether as a result of a tort (including negligence), breach of contract, breach of statutory duty or misrepresentation and shall include all reasonable professional fees and expenses;

"Marketing Authorisation" shall mean any and all marketing and other authorisations and approvals for uses in the Field by Competent Authorities or a governmental or similar body necessary for the lawful importation, use, marketing, promotion, distribution, and sale (whether to the public or the private sectors) of the Product in each country in the Territory including but not limited to regulatory approval and pricing and reimbursement. Distribution of the Product in the Territory on a Named Patient basis is not considered a Marketing Authorisation;

"Marketing Authorisation Holder" shall in all text refer to Licensor.

"Net Sales" shall mean the amounts invoiced (or that should properly be invoiced) for Product utilizing any of the Licensed Technology, and that are sold by or on behalf of Licensee or its Affiliates to the first person independent of the foregoing in a bona fide arm’s length transaction without ties to any other product, less the following amounts where they are properly and actually incurred and itemized on invoices: rebates, discounts, allowances, (but not rebates, discounts or allowances for prompt payments), credits for refunds in respect of actual returns of Product, and taxes for sales or commodity taxes which are included in the selling price of the Product and collected as part thereof. Any transaction that is not bona fide arm’s length or that is tied to other products will be treated for the purpose of "Net Sales" as having been invoiced at the price that ought to have been invoiced at the prevailing market rate had the transaction been bona fide and arm’s length and without ties to other products;

"Non-Conforming Product" shall have the meaning given in clause 16;

"Patent Rights" shall mean all intellectual and industrial property rights, including the right to claim priority, the right to sue for past infringements and common law or equitable remedies in respect of any of the rights, and any renewals, extensions or restorations, and divisional, continuation and reissued applications of the following rights: (a) (i) the rights in patent applications shown in Appendix II (and patents issued thereon) and all inventions described therein; and (ii) rights in patents shown in Appendix II and all inventions described therein; and in each of (i) and (ii), including any substitutions, extensions, reissues, renewals, divisions, confirmations, continuations-in-part, registrations, and all foreign counterpart patent applications and patents; and (b) (i) rights in all patentable inventions made and patent applications which are filed for by Oasmia or any of its Affiliates during the Term (and patents issued thereon) and that relate to the Product; and (ii) rights in patentable inventions made and patent applications licensed to or acquired during the Term by Oasmia or any of its Affiliates from third parties and that relate to the Product; and which, in respect of (b)(i) and (ii), in the absence of a licence, would constitute an infringement of the patents or patent applications listed in Appendix II;

"Personal Data" means any information relating to an identified or identifiable natural person contained in the Regulatory and Clinical Data;

"Product" shall mean Paclical® containing paclitaxel and XR17;

"Regulatory or Clinical Data" shall mean data and Information: (i) directly or indirectly generated from any clinical trial in relation to the Product, including all raw data and analyses; (ii) arising from interactions with Competent Authorities, or drafted or prepared with the intention of being submitted, or which is actually submitted to any Competent Authority, and all preparatory data and Information that supports or are or might be used to support the foregoing submissions;

"Regulatory Requirements" shall mean all laws, guidelines and notices applicable in the Territory to the manufacturing, provision, sale, promotion, marketing and clinical testing of the Product, including directive 2001/83/EC, directive 2003/94/EC, directive 2001/20/EC, directive 2005/28/EC, and including all obligations applicable to Oasmia as the holder of each Marketing Authorisation, including pharmacovigilance requirements;

"Supply Price" shall mean the price extended for the Finished Product by Licensor to Licensee as set forth in Appendix I;

"Term" shall mean the term of this Agreement, from the Effective Date until its termination or expiry;

“Territory” shall mean the Republic of Israel including Palestine and the Republic of Turkey;

"Trademark" shall mean Paclical or any Oasmia trademark to be used for the Product in the Territory or part of the Territory;

"Vial" shall mean a vial containing 60 mg of the Product.

"Year" shall mean a calendar year

In this Agreement (except where the context otherwise requires):

1.1.1	any reference to a Recital, Clause or Appendix is a reference to the relevant recital, clause or appendix of or to this Agreement;

1.1.2	the index and clause headings are included for convenience only and shall not affect the interpretation of this Agreement;

1.1.3	any reference to “persons" includes natural persons, firms, partnerships, companies, corporations, associations, organisations, governments, governmental agencies and departments, states, foundations and trusts (in each case whether or not having separate legal personality);

1.1.4	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of any other words;

1.1.5	Unless otherwise specified, words importing the singular include the plural, words importing any gender include every gender, and (in each case) vice versa and words importing persons include all persons;

1.1.6	References to any statute or statutory provision shall include (i) any subordinate legislation made under it, (ii) any provision which it has modified or re-enacted (whether with or without modification) and (iii) any provision which subsequently supersedes it or re-enacts it (whether with or without modification).

2. GRANT OF LICENSE to promote and sell

Subject to the terms and conditions of this Agreement, Licensor grants to Licensee the exclusive right and exclusive license (with the right to grant sublicenses) during the Term to: promote, use, sell and distribute the Product (i) using the Licensed Technology in the Territory, and for use in the Field, and, (ii) upon their coming into the ownership or control of Licensor: all Improvements to the Licensed Technology, for use in the Field, in the Territory, and (iii) use Licensor's Trademark for the Product for use in the Field, in the Territory.

Licensor agrees to disclose and provide from time to time to Licensee that Know-how included in the Licensed Technology in the possession or control of Licensor or its Affiliates at the Effective Date.

During the Term Licensor will not supply the Product to any other person in the Territory than Licensee for the use in the Field, except Licensee.

3. CLINICAL TRIAL

Subject to the terms and conditions of this Agreement, Licensor shall conduct and manage at Licensor’s own expense, clinical trials appropriate for registration of the Product with the Competent Authority in a manner reasonably designed to allow for use in the Territory ("Clinical Trial").

4. JOINT STEERING COMMITTEE

Promptly after the Effective Date, but in any event within ninety (90) days from the Effective Date, the Parties shall establish a steering committee (the “Committee”) to oversee the Parties' cooperation and performance under the Agreement including but not limited to the development, manufacturing, marketing and regulatory issues of the Product to ensure timely supply, development and approval and successful marketing of the Product.

The Committee shall include three (3) representatives of each Party. The initial members of the Committee are specified in Appendix V. Each of the Parties may replace any or all of its representatives on the Committee at any time upon written notice to the other in accordance with Clause 35. Each Party may, in its sole discretion, but subject to the written objection of the other Party (with demonstrable reason for objection), invite to attend meetings or portions of such meetings of the Committee, a reasonable number of non-member representative of such Party who have a reasonable purpose for attending such meeting or portion of such meeting. The Committee shall be co-chaired by a representative of each Party, as such representative may be changed by the designating Party at the time. The co-chairpersons shall appoint a secretary of the Committee, and such secretary shall serve for such term as designated by the co-chair persons.

The Committee shall meet at least every six calendar months, with the first meeting to be held within six calendar months following the Effective Date, unless otherwise agreed between the Parties. Such meetings shall alternate between Licensor and Licensee locations (or be held by teleconference or videoconference or other suitable remote meeting system, if agreed by the Parties) and be held at such times as are mutually agreed upon by the Committee.

The role of the Committee shall be to facilitate sharing of information between the Parties and to permit discussion and recommendations, in particular in relation to:

4.1.1	reviewing Licensee’s strategy and plans for supply, marketing and distribution of the Product in the Territory;

4.1.2	reviewing regulatory data and regulatory documentation, and the progress and outcomes of applications to Competent Authorities in the Territory for Marketing Authorisation and determining an agreed written strategy in respect of the same;

4.1.3	considering what might be suitable as the Trade Mark;

4.1.4	considering additional indications for which clinical trials might be undertaken and applications made to Competent Authorities in the Territory; and

4.1.5	discussing manufacturing and supply and any issues or Improvements which might be made, and reconciling the quality systems of the Parties, as needed.

However, each Party shall be at liberty to make its own decisions, following discussion in the Committee, in relation to their respective obligations under this Agreement.

5. REGISTRATION, APPROVAL ETC. OF THE PRODUCT

Following the granting of the Marketing Authorisation, but prior to the manufacture of any Product for delivery to the Territory, Licensor shall ascertain that any and all reasonable requirements of any Competent Authorities applicable to the manufacture and composition of the Product might be met in the manufacture of the Product by Licensor or its subcontractors, and Licensor shall identify any reasonably necessary modifications to the specifications necessary to cause the Product to meet the requirements applicable to allow the sale and distribution of the Product in the Territory, save that it shall be Licensee’s responsibility to ascertain the requirements of the Competent Authorities with respect to the containment, packaging, storage, transportation and labelling requirements of the Product and to provide this information in sufficient detail to Licensor.

Licensor shall use all reasonable endeavours to obtain as soon as reasonably possible, and to thereafter maintain in its own name, each Marketing Authorisation for the Product in each country in the Territory and that is reasonably required to market, promote and/or sell the Product to all the potential purchasers/ prescribers in that country.

Licensor shall be solely responsible for all communications with the Competent Authorities in relation to obtaining and maintaining the Marketing Authorisation.

Licensee shall on behalf of Licensor obtain and maintain pricing/reimbursement approvals for the Product in each country in the Territory, as well as Named Patient Sales. Licensee shall in connection hereto provide to Licensor any advice, assistance, information, data and/or material if required (to the extent in the possession or control of Licensee) as is necessary in connection with Licensor’s filings and/or correspondence with the Competent Authorities, at Licensor’s sole expense.

Licensee shall provide to Licensor a health economics dossier for pricing and reimbursement purposes, to be locally adapted by Licensor.

Licensor undertakes to perform any tests and/or investigations with regard to the manufacturing of the Product as are required by any Competent Authority in order to maintain the Marketing Authorisation during the Term.

If any modifications are made to the Product which require a variation or other change of the Marketing Authorizations in the Territory as a result a request by Licensee (that is not required by requirements of any Agreed Quality), Licensee shall bear any and all costs related to the regulatory procedures in the Territory caused by such modifications, including Licensor’s costs associated therewith.

Licensor and Licensee shall keep each other informed of all developments of which either Party becomes aware with respect to major clinical and commercial relevance and clinical activities in connection with the Product and competing products on a twice yearly basis at a development meeting to be held alternately at each other’s premises. In the case of important events (including without limitation adverse events), the reporting activities have to be immediate and/or more frequent in the time frame that reflects the severity or importance of the events, as required to comply with all obligations of Licensor and Licensee in each country in the Territory.

Each Party undertakes to notify the other Party within ten (10) business days of receipt of any correspondence received from any Competent Authority pertaining to the distribution of the Product in the Territory. In case of urgent matters, such notification shall take place without delay.

Licensee shall, if required by Licensor, support Licensor in contact with each Competent Authority with respect to packaging and labeling of the Product, including design/artwork, material and text, as well as the form of packaging, the appearance of the packaging or labeling and the manner of packaging, storage, and handling as required for the Product for each country in the Territory. Licensee shall, in such case, provide to Licensor on a regular basis the information and requirements necessary for manufacturing packaging and labeling from time to time in each country of the Territory and on Licensor’s request proof-read any packaging, labeling, design/artwork, material and text.

6. LICENCE FROM LICENSEE

If during the Term, Licensee acquires ownership or possession of any Improvements and/ or of any Regulatory or Clinical Data (other than from Licensor or its Affiliates), Licensee shall promptly disclose those Improvements and/or Regulatory or Clinical Data to Licensor through a written disclosure that reasonably documents all the Improvement(s) and Regulatory or Clinical Data (as applicable).

Subject to the terms and conditions of this Agreement, Licensee grants to Licensor the following rights with respect to the Improvements and Regulatory or Clinical Data disclosed or to be disclosed pursuant to Clause 6:

6.1.1	the exclusive right and license during the Term to use any and all such Improvements that are not severable from the Licensed Technology;

6.1.2	the non-exclusive right and license during the Term to use any and all such Improvements that are severable from the Licensed Technology; and

6.1.3	the non-exclusive right and license during the Term to use any and all such Regulatory or Clinical Data.

in each case for any and all regulatory and/or sales, promotion and marketing purposes relating to the Product outside the Territory.

The licence granted pursuant to Clause 6.1.1 and 6.1.3 shall be royalty free with respect to uses made by Licensor and its Affiliates or third parties.

Licensee shall support Licensor, at Licensor’s sole expense, if reasonably requested and on terms negotiated in good faith where Licensee has in its possession or control or is more easily able to obtain, information reasonably necessary for the obtaining or maintenance by Licensor of any Marketing Authorisation for the Product outside the Territory.

7. Data Privacy

Each Party (“Data Provider”) shall be responsible for ensuring that it complies with Data Protection Laws with respect to the provision of Regulatory and Clinical Trial Data to the other Party pursuant to this Agreement. The Data Provider shall ensure as far as is reasonably possible, that all permitted recipients of the Regulatory and Clinical Trial Data pursuant to this Agreement (“Data Recipients”) shall have the lawful authority pursuant to Data Protection Laws, to use, store, make copies of and disclose the Regulatory and Clinical Trial Data provided, in the manner and the countries contemplated by this Agreement.

Without prejudice to the generality of Clause 7, each Data Provider shall be responsible for ensuring that they obtain in advance all necessary and appropriate consents from data subjects allowing information relating to them and included in Regulatory and Clinical Trial data, to, pursuant to the Data Protection Laws:

7.1.1	be transferred to any country in the world;

7.1.2	be disclosed to all Data Recipients;

7.1.3	used by Data Recipients for those uses permitted pursuant to this Agreement, including for:

7.1.3.1	supply to Competent Authorities;

7.1.3.2	supply to persons writing articles for medical or other relevant publications; and

7.1.3.3	statistical analysis.

The Parties shall implement appropriate technical and organizational measures to protect the Personal Data against unauthorized or unlawful processing and against accidental loss, destruction, damage, alteration or disclosure.

When implementing and updating technical and organizational measures, each Party shall have regard to:

7.1.4	the sensitive nature of the Personal Data and the substantial harm which would result from unauthorized or unlawful processing or accidental loss or destruction of or damage to such Personal Data; and

7.1.5	the state of technological development and the cost of implementing such measures.

The Parties shall ensure:

7.1.6	the reliability of any employees, contractors and contractor personnel who have access to the Personal Data; and

7.1.7	that all employees, contractors and contractor personnel involved in the processing of the Personal Data have undergone adequate training in the care, protection and handling of the Personal Data.

Each Party shall provide reasonable assistance to the other Party to comply with any obligations under Data Protection Laws and shall not perform its obligations under this Agreement in such a way as to knowingly cause the other Party to breach any of its obligations under Data Protection Laws.

8. PHARMACOVIGILANCE

Licensee shall be solely responsible for any and all pharmacovigilance activities required pursuant to the Regulatory Requirements and all related obligations in connection with this Agreement under applicable laws, regulations and guidelines in the Territory and shall fulfill all such obligations at its sole expense. The Parties shall cooperate on pharmacovigilance issues and shall make commercially reasonable efforts to promptly establish and adopt sufficient procedures concerning such cooperation and the exchange of pharmacovigilance information. These procedures shall be documented in writing and attached to this Agreement as Appendix IV prior to the first delivery of Product under this Agreement.

Licensee shall promptly notify Licensor in writing of any adverse events of which Licensee becomes aware in relation to the Product.

Licensor shall promptly provide to Licensee copies of all documents containing any negative comments or feedback, or details of any safety issues, in relation to the Product, its sale, marketing or promotion that is received from or exchanged with any Competent Authority or other person.

9. marketing and sales

Licensee shall use its commercially best efforts to launch the Product within six (6) months of receipt of notice that it has obtained Marketing Authorisation in each respective country of the Territory (excluding Named Patient Sales).

Upon grant of the Marketing Authorisation to Licensor and Licensee’s launch of the Product, Licensee shall use its commercially reasonable best efforts to market, offer for sale and maximise sales of the Product in the Field in the Territory for the remainder of the Term.

Licensee shall be solely responsible for the marketing and promotion costs in the Territory.

Licensee will allow using sub Licensee for registration, marketing and selling in the territory.

In case Licensee is not able to launch and sell the Product within six (6) months of receipt of notice that it has obtained Marketing Authorisation in each respective country of the Territory, Licensor shall have the right to terminate this Agreement in accordance with Clause 24.

Licensee shall in due time before Marketing Authorisation is expected develop a marketing and sales strategy appropriate for the respective country of the Territory. These plans shall be presented to the Steering Committee. The intention with the strategy shall be to make the time gap from Marketing Authorisation to launch of the Product as short as possible. The strategy shall include expected sales volumes for specified scenarios of market penetration and a product positioning plan and sales channels to be considered to maximize sales in price and volume.

Beginning at the first calendar quarter following the reimbursement approval in each territory Licensee undertakes to purchase from Licensor the following minimum quantities of Products:

Minimum Quota Year Israel

Fiscal Year	Minimum Quantities

Year 1	800	vials

Year 2	1624	vials

Year 3	2474	vials

Year 4	4184	vials

Year 5	5095	vials

Minimum Quota Year Turkey

Fiscal Year	Minimum Quantities

Year 1	4000	vials

Year 2	6240	vials

Year 3	8640	vials

Year 4	13440	vials

Year 5	16800	vials

If 60 % of the minimum quantities are not achieved for one minimum Quota Year Licensor, at its option, may as sole remedy terminate Licensee's exclusivity pursuant to clause 2.

Within thirty (30) days of the end of each Minimum Quota Year Licensor shall exercise its right that may occur to change the exclusive nature of this Agreement by giving Licensee a written notice of such change. If Licensor fails to exercise any such right within such thirty (30) day period, Licensor shall be considered to have waived the right.

For purposes determining whether Licensee has complied with the minimum quantity requirements in clause 9 for a Minimum Quota Year Licensee shall be considered to have purchased a quantity of Products when such Products are due for delivery in accordance with a Binding Purchase Order.

10. named patient services

In the period between the Effective Date and up until Marketing Authorisation is obtained in any country in the Territory, Licensee shall have the right in that country to provide the Product for use on a Named Patient Basis, according to the relevant local rules and regulations in each country of the Territory, subject to Licensor having sufficient commercial manufacturing output to supply the anticipated volume requirements of Licensee, which is not warranted by Licensor. During this period Licensee shall, at no cost to Licensor, provide the reasonable assistance, support, documentation and information as requested by Licensor and that are necessary to meet these local rules and regulations.

11. MILESTONE payments

As consideration to Licensor for the rights granted hereunder, Licensee shall make milestone payments to Licensor as follows:

11.1.1	The sum of 200 000 Euro within thirty (30) days of the Effective Date;

11.1.2	The sum of 200 000 Euro within thirty (30) days of Licensor´s written communication to Licensee that Marketing Authorisation has been granted by the European Commission;

If Licensor will not succeed to get the Marketing Authorisation by 2015, Licensor will pay to Licensee 50 % of the 1st milestone payment made to Licensor under this section 11.

12. royalties

In consideration of the license rights granted in the Agreement, Licensee and its Affiliates and sublicensees shall pay royalties to Licensor which shall be calculated as described in Appendix I.

Licensee, its Affiliates shall keep and maintain complete and accurate records of the sales and all necessary and supporting data for calculation of the Net Sales of the Product for each year and shall retain such records for a period of five (5) years thereafter. Licensor shall have the right to from time to time nominate a firm of independent certified public accountants acceptable to Licensee to inspect and take copies of such records during reasonable business hours, for the purpose of verifying, at Licensor's expense the Net Sales of Licensee and its Affiliates, provided that this right may not be exercised more than twice in any Year, and provided further that such accounting firm shall be first made subject to confidentiality obligations not more burdensome than those to which the Parties are subject to under this Agreement. If Licensee or its Affiliate is required to reimburse Licensor for an underpayment (in any amount) it shall do so (together with interest payable pursuant to clause 18) within thirty (30) days of its receipt of notice from Licensor of the result of the accountant's audit. In the event that the accountants' audit finds that an underpayment of five (5) per cent or more has been made by Licensee or its Affiliate, Licensee shall reimburse Licensor the cost of the audit (within thirty (30) days of its receipt of notice of the results of the audit).

If Licensee or its Affiliate sells Product in a currency other than Euro, then for purposes of calculating the royalty payable, “Net Sales” of such sales will be computed on the basis of the “spot” conversion rate of the currency of sale into Euro as of the close of business on the last day of the applicable accounting and payment period.

Licensee shall provide Licensor with any documents or information reasonably requested by Licensor in order to comply with any tax, foreign exchange or other laws relating to this Agreement and payments hereunder. The Parties shall cooperate with each other for Licensor’s applications and reports to any governmental authorities.

13. FORECASTING AND ORDERING

Licensee shall buy the Product from Licensor if not otherwise agreed upon in this Agreement.

Licensee shall by the 1st January and 30 June each Year provide to Licensor in writing its forecast requirements of Finished Product for the next twenty four (24) months following either 1st January or 30 June, as applicable, where (subject to clause 13) the first three (3) months of such forecast shall be considered a binding purchase order (a "Binding Purchase Order"). The following 9 months shall be a Binding Purchase Order which might vary with +/- twenty (20) per cent. The remaining twelve (12) month’s forecast shall be considered a non-binding estimate.

A non-binding estimate for twelve (12) to twenty four (24) months shall be used by Licensor solely for production planning purposes. Licensee makes no representation and gives no warranty, express or implied, regarding the accuracy of non-binding estimates or that Licensee will actually order the amount of Finished Product indicated in any such estimate.

Licensor will notify Licensee following receipt of a forecast pursuant to clause 13, if its manufacturing capacity is not likely to be sufficient to meet the anticipated volume requirements of Licensee (taking into account Licensor’s own and other third parties’ requirements), as well as the volumes of Finished Product that Licensor is likely to be able to supply during the period of the forecast, and Licensee’s Binding Purchase Order shall be automatically decreased by the volume of Finished Product which exceeds volumes Licensor is able to supply to Licensee.

14. SUPPLY OF PRODUCT

Licensor shall supply the Finished Product to Licensee in accordance with the terms of this Agreement, and all other terms (save for those agreed by the Parties) whether express or implied, shall be excluded from any contract for Finished Product.

Licensor shall (subject to clause 13), during the Term, manufacture and deliver such quantities of Finished Product which are ordered by Licensee in writing from time to time within ninety (90) days from the date of Licensee's Binding Purchase Order pursuant to clause 13.

Subject to the foregoing, Licensor shall confirm in writing each purchase order within ten (10) business days from the receipt of the same.

Without prejudice to any rights or remedies available to Licensee under law or this Agreement, Licensor agrees to promptly notify Licensee after becoming aware of any actual or anticipated delay in any delivery of Finished Product.

As part of the Supply Price, Licensor shall package and label Finished Product manufactured by Licensor according to clause 14 above for distribution by Licensor shall include the Trademark. As part of the Supply Price, Licensor shall package and label Products in compliance with the instructions provided by Licensee, provided that Licensor shall have no obligation to implement new packaging or labelling requirements communicated by Licensee with a lead time of less than nine (9) months. Any inventory of obsolete packaging and labelling material ordered by Licensee shall be fully paid for by the Licensee if not possible to use. If permitted by local rules and regulations in a country in which Finished Product shall be distributed, Licensor shall be identified as the developer/manufacturer/licensor of the Finished Product distributed in such country. The packaging of the Finished Product, approved by Licensor using supporting documentation provided by Licensee, shall be: (a) sufficient to protect the Finished Product during shipment, (b) compliant with environmental regulations or other relevant rules or regulations; and (c) contain the proper labelling as instructed by Licensee pursuant to this Agreement. Licensee shall repackage any Finished Product units. Product traceability shall always be assured. cGMP and cGDP shall be applied and documented for the Product from Licensee. The integrity of the sealed immediate container has to be assured whatever action undertaken by the Licensee. Licensor shall use reasonable endeavours to supply the Finished Product and to meet the delivery date, but time of delivery shall not be of the essence and Licensor shall have no liability to Licensee if, notwithstanding such endeavours, there is any delay in delivery.

All Finished Product delivered by Licensor shall be delivered DAT Arlanda, Stockholm, shipment point LOD Israel and/or Istanbul Turkey. (Delivered At Terminal per Inco terms 2010, made part of this Agreement by reference).

Licensee shall use its reasonable endeavours to collect the Finished Product in a prompt manner. Warehouse or storage costs incurred by Licensor due to Finished Product being left at the point of delivery for an extended period of time on Licensee’s instructions, or as a result of an act or omission of Licensee, shall be borne by Licensee.

Risk in the Finished Product shall pass to Licensee upon delivery.

The title to any consignment of the Finished Product shall not pass to Licensee until Licensor has received payment in full.

During such time as title in the Finished Product remains with Licensor, Licensee shall:

14.1.1	store or otherwise keep the Finished Product in such a way as clearly to indicate at all times that the Finished Product are owned by Licensor and shall not remove, obscure or delete any mark placed on the Finished Product by Licensor which may enable the Finished Product to be identified; and

14.1.2	have the power to deal with or use the Finished Product (and other goods in which the Finished Product are incorporated) as fiduciary bailee of Licensor in the normal course of its business and to dispose of the Finished Product or such goods by way of bona fide sale at full market value.

In order to secure the availability and timely delivery of the Finished Product to Licensee, Licensor undertakes to keep at all times, at its sole costs, expense and responsibility, in its premises a sufficient safety stock of Finished Product (the “Safety Stock”). Such Safety Stock shall correspond to at least one (1) month of Licensee’s average monthly orders for Finished Product over the previous twelve (12) calendar months to be assessed and updated at the end of each calendar quarter Safety stock will be kept as bulk product by Licensor. Licensor may not deliver Finished Product which is not manufactured at an approved facility and may not change the manufacturing site and/or the regulatory commitments (which are defined in the Marketing Authorisation documentation and shall include without limitation manufacturing method and specification) for the Finished Product without obtaining prior written approval therefore from the Competent Authority.

Licensee's right to possession of the Finished Product shall terminate immediately upon the any of the events listed in clause 24 affecting Licensee, or if Licensee encumbers any of the Finished Product.

Licensee grants Licensor, its agents and employees an irrevocable licence at any time to enter any premises where the Finished Product are or may be stored in order to inspect them, or, where Licensee's right to possession has terminated, to recover them.

Where Licensor is unable to determine whether any Finished Product are the Finished Product in respect of which Licensee's right to possession has terminated, Licensee shall be deemed to have sold all Finished Product of the kind sold by Licensor to Licensee in the order in which they were invoiced to Licensee.

During the Term Licensee or any Competent Authority shall be entitled upon prior written notice to visit, inspect and carry out audits relating to the Finished Product at Licensor's facilities, to verify the compliance with this Agreement. With regards to Licensee such visits shall be arranged during normal working hours within three (3) weeks from the date of notice. For purposes of such audits, the Parties undertake to co-operate in good faith with each other and provide the other Party with such information and documentation relating to the Finished Product and the manufacture thereof, which it may reasonably request.

Product shipped to Licensee cannot be returned to Licensor at any time. All costs for expired Products shall be covered by Licensee.

Licensor shall only provide Licensee with batches of Product that have previously been released and approved.

A Certificate of Analysis (CoA) of each specific batch, intended for Licensee Territories can on special request be sent before shipment of a specific order. Licensee has to approve the certificate via fax or email within two business days. A CoA shall specify Product, batch number, and tests performed in accordance with the specifications submitted to the competent authorities within the Territory. Further it shall contain the name and address of Licensor - manufacturing site and number of Manufacturing Authorisation Licence or Certificate of GMP Compliance of a Licensor’s third Party Manufacturer.

A CoA shall specify Product, batch number, and tests performed in accordance with the specifications submitted to the competent authorities within the Territory. Further it shall contain the name and address of Licensor - manufacturing site and number of Manufacturing Authorisation Licence or Certificate of GMP Compliance of a Licensor.

Batch Release Certificate, signed by Licensor QP. The Batch Release Certificate shall be accompanied with a declaration of having no deviations in the manufacturing and control or a list of cleared and closed deviations

All sites involved in the manufacture including packaging and quality control of the batch should be listed with name and address. The name and address must correspond to the information provided on the Manufacturing Authorisation/Establishment Licence.

Each shipper box shall include a temperature logger. On the Packing list, it shall be indicated the location of temperature loggers and information on required transportation conditions of the Product.

Licensor 's QP shall collaborate with Licensee 's QP and shall provide Licensee 's QP with for local Product release, relevant GMP information related to the Products and required by Licensee´s for the release of the Products in the Territory.. Final judgement on which information to provide shall be solely based on GMP and on the Licensor´s QP judgement. Such information will be provided within reasonable time.

Without derogating from the aforesaid, Licensor's QP shall provide Licensee's QP with general information on Licensor's quality assurance system, Licensor's quality policy and the manufacturing process's compliance with GMP requirements.

Disclosure of Information

Licensor shall report Licensee immediately on any general change in the mode of manufacturing, control, storage or transportation of The Products under its responsibility, which may be relevant for the evaluation of the quality of The Product or their ability to meet the Terms of Registration in the Territory.

Licensor shall notify Licensee immediately on any decision taken by the Licensor or any competent authority to recall any of the Products.

Audit

Licensor shall provide copies of Audit Reports of the Production facility to Licensee on Licensee´s request. Licensor Audits of the production site will be performed by competent Auditors having the necessary knowledge of the products and processes. In case an Audit by Licensees QP is required by Licensee it will be charged at cost charged to Licensor.

Quality Complaints

During the Term of this Agreement, Licensee may submit quality complaints regarding the Products to Licensor. Licensor must carefully investigate any such complaint, and notify Licensee, within reasonable time, on the results of the investigation and on any corrective or preventive actions taken following the complaint.

15. SAMPLES

In order to support marketing and promotion efforts for Finished Product in the Territory, Licensor will promptly supply a reasonable quantity of samples of the Finished Product to Licensee or its Affiliates, for use in the Territory. These Products shall not at any time be sold to customers.

Sample price to Licensee or its Affiliates shall be Licensor’s All-In Cost of Goods (as defined in Appendix I) including specific sample label costs, shipping, insurance of shipment, customs fees and other fees connected to the specific supply request. For the avoidance of doubt, a royalty shall not be payable in respect of any supply of samples by Licensor or for Finished Product to be used in clinical trials.

Licensee shall keep complete records of sample distribution and shall, after request by Licensor, provide such records to Licensor.

16. QUALITY OF PRODUCT

Licensor represents and warrants that all amounts of Finished Product delivered and supplied to Licensee:

16.1.1	shall have been manufactured in accordance with the approved specifications in the Marketing Authorisations, all applicable regulatory requirements and/or commitments, cGMP and all applicable laws and regulations in force from time to time;

16.1.2	shall comply with the approved specifications;

16.1.3	the manufacturing facilities utilized for the manufacture of Finished Product shall, at the time of manufacture, comply with applicable regulations, or other applicable regulations, including applicable cGMP.

Clause 16.1.1, 16.1.2 and 16.1.3 above shall together be the "Agreed Quality".

Licensor shall with each batch of Finished Product delivered and supplied furnish Licensee with a certificate of analysis indicating the compliance of that batch of Finished Product with the Marketing Authorisation, and such other information and documentation as may be required from time to time under applicable laws and regulations in the relevant country in the Territory.

As soon as possible, but in no case later than five (5) business days following delivery of Finished Product from Licensor, Licensee shall: (i) perform a visual inspection of the Finished Product so delivered, to identify any visible signs of defect or transportation damage, and (ii) notify Licensor promptly should any such defect be found, and in that case place such Finished Product in quarantine until the claim is settled between the Parties.

If Licensee becomes aware that a Finished Product delivered is defective, or is recalled by any governmental agency or authority or is not in conformance with the Agreed Quality ("Non-Conforming Finished Product"), Licensee shall notify Licensor in writing without undue delay after becoming aware thereof. Licensor acknowledges and agrees that Licensee may, subject to applicable mandatory legislation, from time to time and at its option rely on the certificate of analysis issued by Licensor pursuant to clause 14 herein above and sell Product delivered by Licensor without testing the compliance of Product with the agreed quality. Non-conforming or defective Product shall be without prejudice to Licensor’s warranty and any remedy available to Licensee under law or this Agreement.

As soon as possible, but in no case later than five (5) business days following delivery of Product from Licensor, Licensee shall, without prejudice to its rights relating to Non-Conforming Product in this Agreement, perform an optical inspection of the goods so delivered, to identify any visible signs of defect or transportation damage, notify Licensor promptly should any such defect be found, and in that case place such Product in quarantine until the claim is settled between the parties.

If Licensee finds out that a Product delivered is defective, does not comply with the agreed quality, was shipped in violation of any applicable statute, administrative order or regulation, is recalled by any governmental agency or authority, or is not in conformance with instructions agreed upon by the parties regarding packaging or transport, or is not suitable for use or sale (“Non-Conforming Product”), Licensee shall notify Licensor in writing without undue delay after becoming aware thereof. Any claims by Licensee regarding Non-Conforming Finished Product delivered shall specify in reasonable detail the nature and basis for the claim and cite relevant Licensor batch control numbers or other information to enable specific identification of Finished Product involved.

Licensor agrees to review any written claim made by Licensee regarding Non-Conforming Finished Product and provide Licensee with the results of its review within sixty (60) days after Licensor's receipt of such written claim. At Licensor’s request and expense, Licensee shall if available return to Licensor for testing the Finished Product at issue or a representative sample thereof. If Licensor’s test results reasonably confirm the Finished Product as Non-Conforming Finished Product, Licensee shall return all Non-Conforming Finished Product to Licensor at Licensor’s expense or at Licensor's discretion destroy such Non-Conforming Finished Product, and Licensor shall, at Licensor's option and sole remedy, either make a replacement delivery of conforming Finished Product within sixty (60) days from the receipt of Licensee’s notice or reimburse Licensee for any payments made for such Non-Conforming Finished Product.

If Licensor’s test results do not confirm the Finished Product’s non-conformance, and if the Parties cannot resolve the issue of non-conformance of such Finished Product, the Parties shall submit to a mutually acceptable independent laboratory that has the methods validated and can assure the relevance of results of tests such Finished Product or a representative sample thereof, along with a reference sample of Finished Product which has previously been confirmed by Licensee as conforming to the Agreed Quality, the test protocols described in the specifications and mutually agreeable interrogatories to be answered by such laboratory. The determination of the Finished Product’s conformance or non-conformance to the Agreed Quality shall be binding upon the Parties. If the laboratory determines that the Finished Product is conforming, Licensee shall pay all independent laboratory and shipping costs incurred by Licensor. If such laboratory confirms the Finished Product tested as Non-Conforming Finished Product, Licensor shall pay all independent laboratory costs and shall, at Licensor's option, either make a replacement delivery of conforming Finished Product free of charge within fourteen (14) days from the date of such laboratory confirmation or reimburse Licensee for any payments made for such Non-Conforming Finished Product.

At any time during review of any claim made by Licensee regarding Finished Product delivered, Licensor shall, at Licensee’s request, within sixty (60) days deliver to Licensee such quantities that are requested by Licensor to replace all or part of the Finished Product referred to in that claim, subject to volume restraints to which Licensor is subject at that time. Without prejudice to any other rights or remedies available to Licensee under law or this Agreement, Licensee shall not be obliged to pay Licensor the Supply Price for any replacement Finished Product provided under this clause and that is subsequently found to be a Non-Conforming Finished Product.

Licensor shall maintain an inspection procedure and quality assurance program for the Finished Product and its production process, which Licensor shall follow for the manufacture of Finished Product units under this Agreement. Licensee shall have the right to review complete records of all quality system documentation which includes but is not limited to inspection, corrective action, and quality assurance work performed by Licensor during visits arranged in accordance with clause 16. Details of such inspection procedures, quality assurance program and record retention shall be set forth in the quality agreement executed between the Parties.

17. PRODUCT RECALL; REGULATORY MATTERS

In the event that (a) any governmental agency or authority or Competent Authority issues a recall or takes similar action, in connection with the Finished Product sold or distributed by Licensee in the Territory, or (b) a court of competent jurisdiction orders such a recall, or (c) Licensor decides to cease distribution and/or sales of the Finished Product by reason of a possible safety risk (hereinafter "Recall") then Licensor shall promptly inform Licensee of such Recall, and Licensor and Licensee shall agree on an appropriate course of action.

Licensee shall promptly inform Licensor of any notification of any action by, or notification or other information which it receives (directly or indirectly) from any regulatory or other authority, which (a) raises any material concerns regarding the safety or efficacy of the Finished Product, or (b) which indicates a reasonable potential for a recall or market withdrawal of the Finished Product.

Licensor shall bear all direct costs and expenses of a Recall resulting from Finished Product failing to meet the Agreed Quality at the date of delivery to Licensee. For the purposes of this Agreement, costs and expenses of recall include without limitation the expenses of notification and destruction or return of the Finished Product recalled, and the supply price (including potential royalties) paid by Licensee for such Finished Product.

Licensee shall bear all direct costs and expenses of a recall resulting from Licensee’s failure to meet any storage conditions or if Licensee, without written approval from Licensor, change labels on package.

In the event that Licensor permanently withdraws the Finished Product from the market in the Territory following a Recall, Licensee shall have the right to terminate this Agreement upon thirty (30) days prior written notice to Licensor.

18. SUPPLY PRICE AND PAYMENTs

Subject to the terms and conditions hereunder, Licensee shall pay the Supply Price set out in Appendix I.

Any customs fee or other taxes involved in the Supply shall be paid by the Licensee.

Licensor shall invoice Licensee for the Supply Price in relation to Finished Product at the time of shipment of the Finished Product to Licensee.

Licensee shall pay the Supply Price in accordance with Licensor’s valid invoice within the later of (i) forty-five (45) days from the date of receipt of such invoice, or (ii) forty-five (45) days from the date the invoiced Finished Product have been safely delivered according to clause 14 provided that such invoice shall only reference Finished Product that have been shipped by Licensor at the time of issuance in accordance with a Binding Purchase Order from Licensee.

Licensor may appropriate sums received from Licensee against any debt due to Licensor from Licensee, irrespective of any purported appropriation by Licensee.

Licensor may appropriate sums received from Licensee against any debt due to Licensor from Licensee, irrespective of any purported appropriation by Licensee.

Royalties accruing to Licensor under this Agreement shall be paid by Licensee to Licensor not later than forty-five (45) days following the end of the calendar quarter during which such royalties accrued.

Milestones accruing to Licensor under this Agreement shall be paid by Licensee to Licensor not later than thirty (30) days following the occurrence of the event triggering Licensor’s right to receive and Licensee’s obligation to pay the particular milestone.

All payments shall be made by bank transfer, or by such other payment method as shall be stipulated by the relevant Party from time to time, to such bank account as that Party may from time to time notify in writing to the other Party.

All sums payable under this Agreement shall be paid in full without any deductions or withholdings (including deductions or withholdings in respect of items such as income tax, corporation tax, or other taxes, charges or duties) except insofar as the Party obliged to make the payment is required by law to deduct withholding tax from sums payable to the other Party in which case the Party making the payment shall:

a)	ensure that the deduction or withholding does not exceed the minimum amount legally required; and

b)	provide to the other as required by the relevant law either an official receipt of the relevant taxation authorities involved in respect of all amounts so deducted or withheld or if such receipts are not issued by the taxation authorities concerned a certificate of deduction or equivalent evidence of the relevant deduction or withholding.

The Parties shall cooperate to ensure that all sums payable under this Agreement can be lawfully paid without deduction of withholding tax, where this is possible under the laws of the relevant jurisdiction.

Each Party shall pay to the other interest on payments due to that other Party (including payments of royalties pursuant to clause 12) at the rate of ten (10) per cent per annum above the Swedish Central Bank base rate in force from time to time from the date the payment became due until actual payment is made (irrespective of whether the date of payment is before or after any judgement or award in respect of the same).

19. Export controls

The Parties acknowledge that this Agreement is subject to compliance with any applicable laws, regulations, or orders, including those that may relate to the export of technical data, and the Parties agrees to comply with all such laws, regulations and orders, including, if applicable, all requirements of the US Export Administration Act. The Parties further agrees that if the export laws are applicable, they will not disclose or re-export any technical data or product received under this Agreement to any countries for which the United States government requires an export license or other supporting documentation at the time of export or transfer, unless they have obtained prior written authorization from the United States Office of Export Control or other authority responsible for such matters.

20. REPRESENTATIONS AND WARRANTIES BY Licensor

Licensor warrants and represents that it shall at all times

20.1.1	comply with the Regulatory Requirements;

20.1.2	that the rights granted or to be granted to Licensee pursuant to this Agreement do not conflict with any rights granted to any third party.

21. INTELLECTUAL PROPERTY

Except for those rights expressly granted under this Agreement, nothing in this Agreement shall be construed as creating, granting or conveying to one Party any licence, right, title or other interest in or to any Intellectual Property Rights owned or controlled by the other Party or its Affiliates (i) existing prior to the Effective Date; or (ii) independently discovered and developed during the Term by such other Party or its Affiliates other than in performance of its obligations under this Agreement and without use of such other Party’s Intellectual Property Rights or Confidential Information.

Licensor shall be responsible for and undertake, at its own cost, the filing, prosecution, maintenance and defence of any Patent Rights. Upon request by Licensor, Licensee shall, at its own cost, promptly provide all reasonable assistance requested by Licensor in connection with the filing, prosecution, maintenance or defence of any Patent Rights.

Licensor shall have the right to timely restrain any third party infringement of any Licensor patent in Licensor’s name and at its expense, and shall be solely entitled to any recovery that results from such enforcement. At Licensor’s reasonable request and expense, Licensee may be, but shall not be obligated to be, joined as a Party plaintiff. In such event, Licensee shall cooperate in such proceeding. Licensor shall have the right to control prosecution of such action, and shall keep Licensee reasonably informed in writing as to the status of such proceedings. Licensee further reserves the right, in the event that Licensor elects not to directly pursue enforcement of the third party infringement of any Licensor patent, to directly pursue enforcement of such third party infringement at Licensee’s sole cost and expense. In such event, Licensor shall cooperate in such proceeding. Licensee shall have the right to control prosecution of such action, and shall keep Licensor reasonably informed in writing as to the status of such proceedings. Should Licensee be successful in enforcing any Patent Rights in the event that Licensor elects not to directly pursue enforcement of such third party infringement, Licensee shall be solely entitled to any recovery that results from such enforcement.

Each Party shall notify the other in the event any third party shall commence or threaten to commence an action against Licensor or Licensee alleging that the sales of the Finished Product infringes a patent or other Intellectual Property Right of such third party. Each Party shall keep the other reasonably informed with respect to the progress of any such action from time to time. Upon Licensee's reasonable request and at its expense Licensor shall cooperate with Licensee and its counsel with respect to the defense of any such action against Licensee. Each Party shall be permitted to participate in any such infringement litigation on its own behalf, at its own expense, through counsel of its choice.

Licensor represents and warrants to Licensee as of the date of this Agreement that:

21.1.1	there have been no claims or assertions, written or oral, that the making, offering for sale, use, or importing of the Product infringes the patents, trademarks, or other Intellectual Property Rights of any third party;

21.1.2	Licensor has no actual knowledge, of any third party patents, trademarks or other proprietary rights which are valid and which would be infringed by making, having made, using, selling, offering for sale or importing Product in the Territory in accordance with the terms of this Agreement; and

21.1.3	Licensor has no actual knowledge that as a result of the execution and delivery of this Agreement and the performance of Licensor hereunder, of any violation of, or lose any rights pursuant to, any license, sublicense or agreement previously provided to a third party with respect to Licensor’s intellectual property rights relating to the Product, including the Patent Rights.

22. INDEMNIFICATION AND LIABILITY

Without prejudice to any other limitation (whether effective or not) of either Party’s liability, neither Party shall be liable (whether in contract, tort (including negligence) or for breach of statutory duty or otherwise) for any loss of profits, use, opportunity, goodwill, business or anticipated savings, for any indirect or consequential losses in connection with this Agreement or the Products (in each case irrespective of any negligence or other act, default or omission of a Party (or its employees or agents), and regardless of whether such loss or claim was foreseeable or not or whether the other has been informed of the possibility of such loss). Nothing in this Clause 22 shall however operate to limit or exclude any liability for fraud.

Licensor hereby indemnifies Licensee in full and on demand and shall keep Licensee so indemnified from and against all Losses incurred or suffered by Licensee whether or not foreseeable and howsoever arising, as a result of any Claim by a third party which alleges that the Finished Product has caused death or personal injury as a direct result of the Finished Product as delivered to Licensee proved not to meet the Agreed Quality. The indemnity in this Clause 22 shall not apply where the Losses or Claim shall have resulted from damage to the Product in transit or in storage following delivery to Licensee.

Where a Party seeks indemnification pursuant to this Agreement, the following provisions shall apply:

22.1.1	the Party seeking indemnification (“Indemnitee”) shall notify the other Party (“Indemnitor”) in writing promptly, but no later than forty five (45) days after becoming aware of any Claim in respect of which indemnification may be sought hereunder;

22.1.2	if any action is threatened or brought against the Indemnitee, it shall notify the Indemnitor of that action within 45 days of the Claim being brought to the Indemnitee’s attention and the Indemnitor shall have the right but not the obligation, to defend against, control the defence of, and settle any such claim and if the Indemnitor fails to take action in defence of the Claim within 45 days of the Claim being notified to the Indemnitor, or if the Indemnitor subsequently ceases to pursue such defence, the Indemnitee shall have the right but not the obligation to defend the Claim; and

22.1.3	the Party not pursuing the defence of a Claim as envisaged in Clause 22.1.2 shall co-operate as reasonably requested by the other Party in the defence of any Claim indemnifiable pursuant to this Agreement.

In case that and as far as the Indemnitor takes action in defence of any such Claim, the Indemnitee shall be entitled to participate in the defence of any such Claim provided, however, the decisions of counsel for the Indemnitor shall supersede any decisions made by counsel for the Indemnitee.

The amount of any indemnification payable pursuant to this Agreement shall include all reasonable legal and professional services costs incurred in respect of the relevant Claim.

Nothing in this Agreement, or agreements to be entered into pursuant to its terms shall in any way exclude or limit any Party’s liability for death or personal injury caused by its negligence or for fraudulent misrepresentation.

23. INSURANCE

During the Term Licensor and Licensee shall each maintain general business liability insurance coverage, sufficient to cover their respective responsibilities and liabilities in this Agreement. Upon request by one Party, the other Party shall furnish to the requesting Party a certificate of insurance signed by an authorized representative of the Party's insurance underwriter evidencing the insurance coverage required by this Agreement.

24. term AND TERMINATION

The Agreement enters into force on the Effective Date. Unless terminated earlier by one of the Parties in accordance with the terms of this Agreement, it shall continue in force in each country in the Territory until terminated in respect of each country in the Territory by at least twelve months prior written notice by one Party to the other Party, which shall have effect either on (and no earlier than):

24.1.1	the date of last to occur of the following:

24.1.1.1	ten (10) years from the first commercial sale of the Product in any country in the Territory;

24.1.1.2	the last expiration of any Patent Rights in the Territory.

Notwithstanding clause above, in addition to the termination provisions set forth elsewhere in this Agreement, the Agreement may be terminated:

24.1.2	by mutual agreement of the Parties,

24.1.3	by Licensor by written notice to Licensee having immediate effect, if any Change of Control occurs in relation to Licensee unless Licensor has consented to such Change of Control in advance in writing, such consent not to be unreasonably withheld or delayed;

24.1.4	by a Party by written notice having immediate if effect, if there is a material breach in the performance of the other Party’s duties and obligations under this Agreement and the Party in default has not remedied the default within sixty (60) days after receipt of written notice (provided that if such default involves any matter relating to the public health or relates to a matter for which substantial harm shall accrue to the non-defaulting Party by such delay (including without limitation harm to the Marketing Authorisation, registration or patents pertaining to the Product), the defaulting Party shall have ten (10) days following notice from the non-defaulting Party in which to remedy such default).

24.1.5	by a Party in the event that such Party determines that the results of the Second Interim Analysis were not a Positive Outcome.

24.1.6	by Licensor in the event that Licensor determines that it will not be able to meet its obligations under this Agreement prior to the first approval of the Product by a Competent Authority.

This Agreement may be terminated immediately by either Party by giving the other Party written notice thereof in the event such other Party makes a general assignment for the benefit of its creditors, or proceedings of a case are commenced in any court of competent jurisdiction by or against such Party seeking (a) such Party’s reorganization, liquidation, dissolution, arrangement or winding up, or the composition or readjustment of its debts, (b) the appointment of a receiver or trustee for or over such Party’s property, or (c) similar relief in respect of such Party under any law relating to bankruptcy, insolvency, reorganization, winding up or composition or adjustment of debt, and such proceedings shall continue undismissed, or an order with respect to the foregoing shall be entered and continue unstated, for a period of more than sixty (60) days.

Save as otherwise provided in Clause, in the event of termination for any reason the Parties shall fulfil orders which were accepted before the end of the Agreement. Licensee shall cease to promote, market, advertise or enter into negotiations for the sale of the Product and it shall return or, if applicable, assign to Licensor or a third party designated in writing by Licensor all Marketing Authorisation, information, Know-how and Confidential Information received from Licensor and pertaining to the Product.

Should the Licensor be acquired or merge with another company during the Term of this Agreement, this Agreement shall nevertheless continue in full force and effect.

25. POST TERMINATION

Upon termination or expiration of this Agreement for any reason, Licensee’s rights with respect to Product shall terminate save as otherwise provided in clause.

Promptly following termination, Licensee shall (without additional payment being required from Licensor):

25.1.1	transfer to Licensor copies, including annotations, of all data, reports, records and materials containing Licensor Confidential Information and that are in the possession or control of Licensee, its Affiliates or sublicenses;

25.1.2	transfer to Licensor all Regulatory or Clinical Data provided to Licensee by or through Licensor and related to the Product;

25.1.3	transfer to Licensor or its nominee all right, title and interest in and to every Marketing Authorisation for the Product in the Territory (if any); and

25.1.4	Licensee hereby covenants with Licensor that Licensee will at its own expense execute, promptly sign and do all such instruments, applications, documents, acts and things as may reasonably be required by Licensor give full effect to clauses 25.1.1 to 25.1.3 (inclusive).

Licensee shall, at Licensee’s expense, provide Licensor with all reasonably necessary or useful assistance to enable Licensor to coordinate and undertake the orderly continued development and commercialization of the Product in such country or countries as applicable (such assistance shall include, but not be limited to, providing access to, copies of and the right to use customer lists, marketing materials, marketing plans and marketing presentations solely to the extent related to the Product, as well as advice and recommendations on which sales representatives, sales organizations and sales methods would most likely prove most beneficial to promote sales of such Product).

Termination or expiration of this Agreement, for whatever reason, will not affect any accrued rights or liabilities of either Party or payments due nor will it affect the coming into force or the continuance in force of clauses 21, 22, 23 and 25 and any other provision of this Agreement which is expressly or by implication intended to come into or continue in force on or after such termination, including all clauses relevant to the continuation of supply of Product pursuant to clause.

26. Force Majeure

Neither Party shall be under any liability to the other for failure or delay in the performance of any obligation hereunder or part thereof to the extent and for the period that such performance is prevented by reason of a case of Force Majeure, provided that the Party affected thereby shall give prompt notice to the other Party of the date of commencement of the Force Majeure, the nature thereof, and expected duration; use its best efforts to avoid or remove the Force Majeure to the extent it is so able to do; and make up, continue on and complete performance when such cause is removed to the extent it is able to do so. Either Party shall be entitled to terminate this Agreement forthwith by giving written notice to the other Party if the performance of this Agreement shall be substantially hindered or prevented for a period exceeding six (6) months due to an event of Force Majeure affecting either Party which cannot be removed or abated.

27. relationship between The Parties

The relationship between the Parties under the Agreement is that of independent contractors of which Licensor is the licensor, manufacturer, supplier and seller and Licensee is the purchaser and licensee and of the Product.

Neither Party has any right or authority to enter into any contracts in the name of or for the account of the other Party, nor to assume or create any obligation of liability of any kind, express or implied, on behalf of the other Party.

Licensee shall purchase from Licensor all Product unless otherwise agreed in accordance with clause 13.

Each Party shall have the right to perform its rights and obligations under this Agreement through a wholly owned subsidiary. Each Party shall be responsible for the performance of its subsidiary in the same way as if the performance had been executed by the Party itself.

28. non-competition

During the Term Licensee and its Affiliates will not develop, use or commercialise any new product directly competing with the Product in the Territory, without the prior written consent by Licensor. A directly competing product means a pharmaceutical product which is used or can be used as a substitute to the Product in the Field in the Territory. For the sake of clarity, Licensee shall be free to use for whatever purpose any and all information and Know-how developed and collected by Licensee that is not obtained from Licensor; provided, however, any information and Know-how that is developed by or with Licensee in connection with its performance under this Agreement that relates directly to the Product itself or to improvements, modifications, formulations or future product extensions of the Product shall be the property of Licensor if not otherwise agreed between the Parties.

29. CONFIDENTIAL INFORMATION

Neither Party shall make copies of, disclose or use the Confidential Information of the other Party under any circumstances whether during or after the currency of this Agreement other than to employees, agents or sub-contractors of such Party who are reasonably required to know such Confidential Information for the purposes of this Agreement, in which case the Party concerned shall procure that such Persons undertake to keep such Confidential Information confidential. Each Party shall be responsible for any disclosure by its employees, agents or sub-contractors.

Clause 29 shall not apply to information:

29.1.1	already in the public domain or which comes into the public domain other than through a breach of Clause 29 by a Party;

29.1.2	which is already in the possession of the other Party free from any obligation of confidentiality at the time it is/was disclosed to it;

29.1.3	which is developed by a Party independently of information provided by the other Party;

29.1.4	where the non-disclosing Party to whom the information relates has expressly approved its disclosure;

29.1.5	which the other Party is required by any Competent Authority or law to disclose but only to the extent of such required disclosure and provided prior notification of such disclosure has been given to the other Party; and

29.1.6	which a Party is required by a recognised Stock Exchange to disclose but only to the extent of such required disclosure and provided that the disclosing Party has first consulted with and taken due account of any reasonable representations made by the other Party.

Upon termination of this Agreement for whatever reason, the Parties shall each within fourteen (14) days return to the other all of the other Party's Confidential Information. All obligations of confidentiality and non-use imposed upon the Parties under this Agreement shall expire ten (10) years after the expiration or earlier termination of this Agreement.

30. STATEMENTS TO PUBLIC

Neither Licensor nor Licensee shall make or procure or permit the making of any announcement or statement to the public with respect to this Agreement without the prior consent of the other Party, which consent shall not be unreasonably withheld, subject to any applicable regulatory and/or stock exchange requirements.

The wording and the timing of any press release or of any other announcement and/or statement to the public shall have to be agreed upon in advance between the Parties. The Parties agree that announcements and/or statements to the public shall be promptly reviewed by both Parties, and that any such announcements or statements deemed by Licensor to be required to fulfil a commitment under the laws applicable to publicly listed companies in Sweden shall be reviewed within two business days by Licensee, and if Licensor does not receive a response from Licensee within such period, it shall be deemed accepted by Licensee.

31. Entire Agreement

This Agreement constitutes the whole agreement between the Parties and supersedes all previous agreements between the Parties relating to its subject matter.

Each Party acknowledges that, in entering into this Agreement, it has not relied on, and shall have no right or remedy in respect of, any statement, representation, assurance or warranty (whether made negligently or innocently) other than as expressly set out in this Agreement.

Nothing in this Clause 31 shall limit or exclude any liability for fraud.

32. Amendments

Except as otherwise provided expressly herein, no modification, amendment or supplement to this Agreement or to the Appendices hereto shall be effective for any purpose except by consent of both Parties and the proper execution of another written instrument by duly authorized officers of the Parties hereto.

33. Assignment

Neither Party shall assign, transfer, charge or otherwise encumber the Agreement or any right hereunder without the prior written consent of the other.

34. No Waiver; Remedies

The failure of either Party at any time to require performance by the other Party of any provision of this Agreement shall in no way affect the right of such Party to require performance of that provision, and any waiver by either Party of any breach of any provision of this Agreement shall not be construed as a waiver of any continuing or succeeding breach of such provision, a waiver of the provision itself, or a waiver of any right under this Agreement.

35. Notices

Any communication, including any notice or demand, under or in connection with this Agreement must be in writing, in English, and will be deemed to be validly served if delivered personally (when delivered) or sent by confirmed fax (when confirmed), by reputable courier (within 5 days of sending) (or as otherwise specified in this Agreement):

To Licensor:

Oasmia Pharmaceutical AB

Att: Chief Executive Officer

Vallongatan 1

SE-752 28 Uppsala

Sweden

Telephone: +46 (0) 18 50 54 40

Fax:    +46 (0) 18 51 08 73

and to Licensee:

Medison Pharma Ltd

Att. Chief Executive Officer

Hashiloach 10

Petach – Tikva 49170

Israel

Telephone: +972 3 9250 245

Fax:    + 972 39 265 623

A Party may change its designated address, telephone number or facsimile number by providing notice of such change to the other Party under this Section.

36. Severability and Validity

Any provision of this Agreement that is declared invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without invalidating the remaining provisions hereof, to the extent that the purpose of this Agreement is not materially altered, or without affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if the purpose of the Agreement has been materially altered, a Party may terminate this Agreement.

37. Governing Law and Dispute Resolution

This Agreement and the documents to be entered into pursuant to it, and any dispute or claim arising out of or in connection with it or its subject matter or formation, including any question regarding its existence, validity or termination, (including non-contractual disputes or claims) ("Dispute") shall be governed by and construed in accordance with the law of Germany.

A conciliation committee shall be installed by both Parties. The conciliation committee shall attempt to resolve any Dispute by mutual agreement. The conciliation committee shall consist of the Managing Directors (or equivalent) of the Parties as well as two additional authorised designees from each Party. In case the conciliation committee has not resolved the Dispute within thirty (30) days (fifteen (15) for Disputes relating to amounts owed) after the Dispute has been referred to it by either of the Parties, either of the Parties may resort to clause 37. In the event the Dispute relates to amounts owed by one Party to the other, all amounts not in dispute must be timely paid and only the difference between the amounts asserted by the Parties shall be subject to delay. This clause 37 shall be without prejudice to either Party’s rights to seek interim relief from the courts to protect its confidential information, rights or assets.

Save as otherwise provided in clause37, any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof shall be resolved by arbitration under the Arbitration Rules of the Stockholm Chamber of Commerce, which Rules are deemed incorporated by reference into this clause. The number of arbitrators shall be three. The seat or legal place of the arbitration shall be Stockholm. The language to be used in the arbitral proceedings shall be English.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as a DEED and delivered by their respective, duly authorized officers, as of the day and year first above written.

SIGNED as a DEED on behalf of Oasmia Pharmaceutical AB, a company incorporated in Sweden, by Julian Aleksov, being a person who, in accordance with the laws of that territory, is acting under the authority of the company.

Authorised signatory

SIGNED as a DEED on behalf of Medison Pharma Ltd. a company incorporated in Israel by Meir Jakobsohn, being a person who, in accordance with the laws of that territory, is acting under the authority of the company.

Authorised signatory

APPENDIX I

Supply Price and Royalties

"The Supply Price" shall be Licensor's All-In Cost of Goods;

"All-In Cost-of-Goods" shall mean all direct out-of-pocket costs and Allocable Overhead incurred in the manufacture, packaging, storage and quality assurance release of the Product;

"Allocable Overhead" shall mean with respect to a Party’s activities, costs directly related to such activities and incremental costs actually incurred by such Party or for its account, including but not limited to, those which are attributable to such Party’s supervisory services, quality control, occupancy costs, financial costs, depreciations and its payroll, information systems, delivery systems, or purchasing functions and which are allocated to company departments based on space occupied or headcount or other activity-based method consistently applied by such Party. Allocable Overhead shall not include any costs attributable to general corporate activities including executive management, investor relations, business development and legal affairs.

"Gross Profit" shall mean with respect to the calculation of royalty in this Appendix 1 Net Sales less Supply Cost of Finished Product.

1.	Licensee buys finished Product from Licensor at Licensor's actual Supply Price.

a.	The Supply Price may be revised by Licensor once per year, to be effective by May 1 the following year, giving at least three month’s written notice.

b.	Any increase in Supply Price may only include Licensor’s documented increased cost of production, to be furnished to Licensee.

c.	Any change in Supply Price shall not affect the Supply Price for orders already submitted.

2.	Licensee sells the Product in the Territory on a country by country level

a.	A quarterly reconciliation of Net Sales is done at the end of each calendar quarter on a Territory level.

b.	Net Sales Price shall include distribution costs.

c.	Net Sales Price shall not consider any rebates provided by Licensee, without written approval from Licensor,

3.	A royalty is paid to Licensor, calculated as a percentage of Licensee’s or its Affiliate’s Net Sales of the Product in the Territory as follows:

Fiscal Year Net Sales below 7,5 million Euro 25%

Fiscal Year Net Sales above 7,5 million Euro 30%

APPENDIX II

Patents and Trademarks

APPENDIX III

Quality and Technical Agreement

APPENDIX IV

Pharmacovigilance Agreement

APPENDIX V

Committee Members